UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: May 2023
Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On May 9, 2023, Cognyte Software Ltd. (the “Company”) issued a press release announcing that on May 9, 2023, the board of directors (the “Board”) of the Company, in accordance with its authority to fix the number of serving directors and to fill vacancies in the Board pursuant to Company’s Amended and Restated Articles of Association (the “Articles”), increased the size of the Board from seven to eight members and appointed Mr. Avi Cohen to the Board effective as of June 4, 2023. Mr. Cohen will serve as a Class II director under the Articles and his term will expire at the annual general meeting of shareholders of the Company to be held in 2023. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

This information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration No. 333-252565).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

May 9, 2023	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release dated May 9, 2023 titled Cognyte Announces Appointment of Avi Cohen to Board of Directors